SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                     Report for the Month of February, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                             957 Buckingham Avenue
                                    Slough
                                   Berkshire
                                    SL1 4NL
                                    ENGLAND
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Holding(s) in Company




Letter to: Xenova Group PLC
Dated: 5th February 2003


Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the schedule below.

For the purposes of S210 of the Act, the address for these companies identified in the schedule below is Laurence Pountney Hill London EC4R 0HH.


For and on behalf of Prudential Plc




            Notifiable Position Report for XENOVA GROUP ORD GBP0.10
                           as at 04 February 2003


Percentage holdings are calculated using an issued share capital of 174,533,588 ORD GBP0.10 shares

                 Registered Holder                   Holding      %

Prudential Plc                                     8,526,247   4.88    Total Notifiable Interest

                 PRUCLT HSBC GIS NOM(UK) PAC AC    7,651,236
                 PRUCLT HSBC GIS NOM(UK) PPL AC      875,011



The Prudential Assurance Company Limited           8,526,247   4.88

                 PRUCLT HSBC GIS NOM(UK) PAC AC    7,651,236
                 PRUCLT HSBC GIS NOM(UK) PPL AC      875,011






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               XENOVA GROUP PLC
                                               (Registrant)


                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*

 Date 13 February 2003